UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

(Amendment No. 3)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Aenza S.A.A.

(Name of Subject Company (issuer))

IG4 Capital Infrastructure Investments LP

IG4 Capital Private Equity Investments II-A LP

IG4 Capital Private Equity Investments II-B LP

IG4 Capital Private Equity Investments II-C LP

(Name of Filing Persons (Offerors))

Common Shares, par value S/ 1.00 per share

(Title of Class of Securities)

PEP736581005*

(CUSIP Number of Class of Securities)

*The Common Shares are listed on the Lima Stock Exchange and the CINS Identifier is PEP736581005.

American Depositary Shares, each representing five Common Shares

(Title of Class of Securities)

00776D 103**

(CUSIP Number of American Depositary Shares)

**CUSIP number of the American Depositary Shares (“ADSs”) listed on the New York Stock Exchange.

Andrew Cunningham
Director

IG4 Capital Infrastructure GP Limited
50 La Colomberie, St. Helier, Jersey, JE2 4QB

+44.1534.844234

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

George Karafotias

Derrick Lott

Shearman & Sterling LLP
599 Lexington Avenue

New York, NY 10022-6069

+1.212.848.4000

Calculation of Filing Fee

Transaction Valuation(1)	Amount of Filing Fee(2)
$45,006,671	$4,910.23

(1)	Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Calculated as follows: (a) the difference of (i) 871,917,855 common shares par value S/ 1.00 per share (collectively, the “Common Shares”), of Aenza S.A.A. (formerly Graña y Montero S.A.A.), a publicly-held corporation (sociedad anónima abierta) organized under the laws of Peru (the “Company”), including Common Shares represented by American Depositary Shares (each of which represents five (5) Common Shares) (collectively, the “ADSs”) outstanding as of March 31, 2021 minus (ii) 204,830,579 Common Shares owned by GH Holding Group Corp., Bamas International Investment Corp., Bethel Enterprises Inc., Hernando Alejandro Constancio Graña Acuña, Mario Germán Óscar Alvarado Pflucker, Francisco Javier Dulanto Swayne, Hugo Rangel Zavala, Alfonso Galvez Rubio, Ruth Alvarado Pflucker, Elisa Alvarado Pflucker, Gonzalo Alvarado Pflucker and Claudia Gutierrez Benavides (collectively, the “Sellers”), being 667,087,276 Common Shares, including Common Shares represented by ADSs, which can be tendered in the tender offer launched in the United States (the “U.S. Offer”) simultaneously with a tender offer launched in Peru (the “Peru Offer” and together with the U.S. Offer, the “Offers”); (b) the sum of (i) 667,087,276 Common Shares, including Common Shares represented by ADSs, and (ii) 93,962,525 Common Shares to be tendered by the Sellers in the Peru Offer pursuant to a tender offer support agreement between IG4 Capital Infrastructure Investments LP (“Purchaser”) and the Sellers, dated as of August 24, 2020, as amended on June 3, 2021, being 761,049,801 Common Shares, including Common Shares represented by ADSs, that can be tendered across the Offers; (c) the quotient of (i) 667,087,276 divided by (ii) 761,049,801, yielding a proration factor of 0.87654; (d) the product of (i) 107,198,601, being the Common Shares, including Common Shares represented by ADSs, sought in the Offers and (ii) 0.87654, being 93,963,395 (the maximum number of Common Shares, including Common Shares represented by ADSs, which can be acquired by Purchaser in the U.S. Offer (the “Subject Securities”); and (e) the product of (i) the Subject Securities and (ii) the offer price of S/ 1.88 per Common Share, being S/ 176,651,182, as converted into U.S. dollars based on the average Peruvian Sol/U.S. dollar interbank exchange rate (tipo de cambio interbancario promedio) for transactions carried out between 9:00 a.m. and 1:30 p.m., Lima time, as reported by the Central Reserve Bank of Peru on its official website at https://www.bcrp.gob.pe/en at 2:00 p.m., Lima time, on June 7, 2021, being U.S. $45,006,671 (the “Transaction Valuation”).
(2)	The filing fee was calculated in accordance with Rule 0-11 of the Exchange Act by multiplying the Transaction Valuation by ..0001091.
☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid: $4,910.23  Filing Party: IG4 Capital Infrastructure Investments LP
Form or Registration No.: Schedule TO  Date Filed: June 16, 2021

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☒	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)
________________________________________________

This Amendment No. 3 filed with the Securities and Exchange Commission (the “SEC”) on July 12, 2021 (this “Amendment”), amends and supplements the Tender Offer Statement on Schedule TO filed with the SEC on June 16, 2021, as amended on June 22, 2021 and as further amended on July 7, 2021 (together with any subsequent amendments and supplements thereto, the “Schedule TO”) by IG4 Capital Infrastructure Investments LP, a limited partnership organized under the laws of Scotland (“Purchaser”), which is jointly owned by IG4 Capital Private Equity Investments II-A LP, IG4 Capital Private Equity Investments II-B LP, IG4 Capital Private Equity Investments II-C LP and IG4 Capital Infrastructure Co-Investments A LP, each a limited partnership organized under the laws of England and Wales (collectively, “IG4”). This Schedule TO relates to the offer by Purchaser to purchase 107,198,601 common shares, par value S/ 1.00 per share (each, a “Common Share,” and collectively, the “Common Shares”), of Aenza S.A.A. (formerly Graña y Montero S.A.A.), a publicly-held corporation (sociedad anónima abierta) organized under the laws of Peru (the “Company”), including Common Shares represented by American Depositary Shares (each of which represents five (5) Common Shares) (each, an “ADS,” and collectively, the “ADSs”), which represent in the aggregate approximately 12.29% of the outstanding Common Shares, including Common Shares represented by ADSs, through concurrent tender offers in Peru and in the United States, for S/ 1.88 per Common Share and S/ 9.40 per ADS, in each case, payable to the seller in cash, without interest, less any withholding taxes that may be applicable, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 16, 2021 (together with any amendments or supplements thereto, the “Offer to Purchase”) and in the accompanying American Depositary Share Letter of Transmittal (together with any amendments or supplements thereto, the “ADS Letter of Transmittal” and, together with the Offer to Purchase and other related materials, as each may be amended or supplemented from time to time, the “U.S. Offer”).

This Amendment is being filed on behalf of Purchaser and IG4. All capitalized terms used in this Amendment and not otherwise defined have the respective meanings ascribed to them in the Schedule TO. Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. This Amendment should be read together with the Schedule TO.

This Amendment is being filed for the purpose of disclosing the following matters:

(a)       On July 9, 2021, by virtue of Official Letter No. 2735-2021-SMV / 11.1 dated July 8, 2021, the Purchaser and GH Holding Group, Mr. Graña Acuña and Mr. Alvarado Pflucker agreed to make certain further modifications to each of the GH Supplementary Agreement (as amended), the HG Supplementary Agreement (as amended) and the MA Supplementary Agreement.

(b)       On November 2, 2020, the Company resolved by shareholder resolution to carry out a private placement of convertible bonds, par value U.S. $1,000 per bond, offered by the Company (the “Convertible Bonds”) for up to U.S. $90,000,000.00. The earliest time that the holders of the Convertible Bonds may exercise the conversion option is on the last business day of each month, as of the last business day of the sixth (6) month counted from the issue date. The initial conversion price (subject to adjustment to reflect changes in the number or nominal value of the Common Shares and other situations that dilute the initial conversion price) for the Convertible Bonds is the minimum between (i) U.S. $0.33 per Common Share and (ii) the 80% of the average price of transactions occurring during the thirty (30) days prior to the conversion date, weighted by the volume of each transaction.

On July 12, 2021, Purchaser entered into a commitment to subscribe for 22,120 Bonds for an aggregate subscription price of U.S. $22,120,000.00.

The subscription by Purchaser for the Convertible Bonds is conditional upon, among other things, Purchaser having achieved a “participación significativa” (as defined in Reglamento de Oferta Pública de Adquisicion y de Compra de Valores por Exclusión approved by CONASEV Resolution No. 009-2006-EF to mean a direct or indirect ownership, or the ability to direct the voting, of 25% or more of the shares of a Peruvian company listed on the Lima Stock Exchange (Bolsa de Valores de Lima)) of no less than 219,144,510 Common Shares, representing approximately 25.13% of the outstanding Common Shares, including Common Shares represented by ADSs, following completion of the Offers.

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(c)       Purchaser has determined to extend the Expiration Date of the U.S. Offer to 5:00 p.m., New York City time, on August 5, 2021.

The items of the Schedule TO set forth below are hereby amended and supplemented as follows:

Items 1 through 11.

The Offer to Purchase, the ADS Letter of Transmittal, the Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees and the Letter to Clients of Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (together the “Documents”) are hereby amended and supplemented as follows:

References to the Expiration Date in the each of the Documents are hereby amended and replaced with 5:00 p.m., New York City time, on August 5, 2021.

Item 6.	Purposes of the Transaction and Plans or Proposals.

Item 6 of the Schedule TO is hereby further amended and supplemented by amending and supplementing the information set forth in Section 11 (“Purpose of the Offers; Plans for the Company”) of the Offer to Purchase as follows:

The following sentence replaces, in Section 11, the third sentence in the third to last paragraph under the caption “Plans for the Company” on page 46:

Such actions could also include additional purchases of Common Shares, including Common Shares represented by ADSs, and purchases of securities convertible or exchangeable into Common Shares, whether pursuant to one or more open-market purchase programs, through private transactions or through tender offers or otherwise, subject to applicable U.S. and Peruvian law.

Item 11.	Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented by amending and supplementing the information set forth in Section 10 (“Background of the Offers; Past Contacts or Negotiations with the Company”) of the Offer to Purchase as follows:

The following paragraphs are added at the end of Section 10:

On July 9, 2021, by virtue of Official Letter No. 2735-2021-SMV / 11.1 dated July 8, 2021, the Purchaser and GH Holding Group, Mr. Graña Acuña and Mr. Alvarado Pflucker agreed to make certain further modifications to each of the GH Supplementary Agreement (as amended), the HG Supplementary Agreement (as amended) and the MA Supplementary Agreement and as a consequence of the foregoing, on July 9, 2021:

(i)	Purchaser and GH Holding Group entered into Amendment No. 2 to the GH Supplementary Agreement;

(ii)	Purchaser and Mr. Graña Acuña entered into Amendment No. 2 to the HG Supplementary Agreement; and

(iii)	Purchaser and Mr. Alvarado Pflucker entered into an amendment to the MA Supplementary Agreement.

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On July 12, 2021, Purchaser entered into a commitment to subscribe for 22,120 convertible bonds, par value U.S. $1,000 per bond, offered by the Company (the “Convertible Bonds”) for an aggregate subscription price of U.S. $22,120,000.00. The Bonds are offered as part of a private placement, which the Company resolved to carry out by way of shareholder resolution passed on November 2, 2020. The earliest time that holders of the Bonds may exercise the conversion option is on the last business day of each month, as of the last business day of the sixth (6) month counted from the issue date. The initial conversion price (subject to adjustment to reflect changes in the number or nominal value of the Common Shares and other situations that dilute the initial conversion price) for the Convertible Bonds is the minimum between (i) U.S. $0.33 per Common Share and (ii) the 80% of the average price of transactions occurring during the thirty (30) days prior to the conversion date, weighted by the volume of each transaction.

As of the date hereof, the Company has not issued any Convertible Bonds as part of the Private Placement. The subscription by Purchaser for the Convertible Bonds is conditional upon, among other things, Purchaser having achieved a “participación significativa” (as defined in Reglamento de Oferta Pública de Adquisicion y de Compra de Valores por Exclusión approved by CONASEV Resolution No. 009-2006-EF to mean a direct or indirect ownership, or the ability to direct the voting, of 25% or more of the shares of a Peruvian company listed on the Lima Stock Exchange (Bolsa de Valores de Lima)) of no less than 219,144,510 Common Shares, representing approximately 25.13% of the outstanding Common Shares, including Common Shares represented by ADSs, following completion of the Offers.

Item 11 of the Schedule TO is hereby further amended and supplemented by amending and supplementing the information set forth in Section 12 (“Tender Offer Support Agreement and Related Agreements”) of the Offer to Purchase as follows:

The following paragraph replaces, in Section 12, the lead-in language to the second paragraph under the caption GH Supplementary Agreement on page 51:

Pursuant to the GH Supplementary Agreement (as amended), GH Holding Group has agreed to:

The following paragraph replaces, in Section 12, the first sentence of the second paragraph under the caption HG Supplementary Agreement on page 51:

Pursuant to the HG Supplementary Agreement (as amended), Mr. Graña Acuña has agreed, on the same date as the execution of the Trust Agreement, to enter into the HG Syndication Agreement, pursuant to which Mr. Graña Acuña has agreed to vote the HG Shares at each general meeting of the shareholders of the Company in the same manner as Purchaser.

The following paragraph replaces, in Section 12, the second sentence of the first paragraph under the caption MA Supplementary Agreement on page 15 of the second amendment to the Schedule TO filed on July 7, 2021:

Pursuant to the MA Supplementary Agreement (as amended), Mr. Alvarado Pflucker has agreed to:

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

(a)(5)(Q)	Amendment No. 2 to the GH Supplementary Agreement, dated July 9, 2021, between Purchaser and GH Holding Group.*
(a)(5)(R)	Amendment No. 2 to the HG Supplementary Agreement, dated July 9, 2021, between Purchaser and Mr. Graña Acuña.*
(a)(5)(S)	Amendment to the MA Supplementary Agreement, dated July 9, 2021, between Purchaser and Mr. Alvarado Pflucker.*

* Filed herewith.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 12, 2021

IG4 CAPITAL INFRASTRUCTURE INVESTMENTS LP
By: IG4 Capital Infrastructure GP Limited, its general partner

By:	/s/ Mark Cleary

Name:	Mark Cleary
Title:	Director

By:	/s/ Andrew Cunningham

Name:	Andrew Cunningham
Title:	Director

IG4 CAPITAL PRIVATE EQUITY INVESTMENTS II-A LP
By: IG4 Capital General Partner II Limited, its general partner

By:	/s/ Mark Cleary

Name:	Mark Cleary
Title:	Director

By:	/s/ Andrew Cunningham

Name:	Andrew Cunningham
Title:	Director

IG4 CAPITAL PRIVATE EQUITY INVESTMENTS II-B LP
By: IG4 Capital General Partner II Limited, its general partner

By:	/s/ Mark Cleary

Name:	Mark Cleary
Title:	Director

By:	/s/ Andrew Cunningham

Name:	Andrew Cunningham
Title:	Director

[Signature Page – Schedule TO/A]

IG4 CAPITAL PRIVATE EQUITY INVESTMENTS II-C LP
By: IG4 Capital General Partner II Limited, its general partner

By:	/s/ Mark Cleary

Name:	Mark Cleary
Title:	Director

By:	/s/ Andrew Cunningham

Name:	Andrew Cunningham
Title:	Director

IG4 CAPITAL INFRASTRUCTURE CO-INVESTMENTS A LP
By: IG4 Capital General Partner II Limited, its general partner

By:	/s/ Mark Cleary

Name:	Mark Cleary
Title:	Director

By:	/s/ Andrew Cunningham

Name:	Andrew Cunningham
Title:	Director

[Signature Page – Schedule TO/A]